EXHIBIT 11.1
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                STEVENS INTERNATIONAL, INC. AND SUBSIDIARIES
              COMPUTATIONS OF NET INCOME (LOSS) PER COMMON SHARE
                                (Unaudited)
                (Amounts in thousands, except per share data)



                                       Three Months Ended   Six Months Ended
                                            March 31,           June 30,
                                          2001      2000     2001      2000
                                          -----    ------    -----    ------
 Basic and diluted:

 Weighted average shares outstanding
   - basic                                9,502     9,502    9,502     9,502
 Assumed exercise of Series A and B
   stock options (Treasury stock method)      -         -        -         -
 Assumed exercise of $1.1 million of
  10% convertible subordinated notes
  at $0.50 per share - anti-dilutive          -         -        -         -
                                          -----    ------    -----    ------
 Total common share equivalents
   - diluted                              9,502     9,502    9,502     9,502
                                          =====    ======    =====    ======
  Net income (loss)                      $ (310)  $(1,513)  $ (970)  $(3,654)
                                          =====    ======    =====    ======
 Earnings (loss) per share
   - basic (Note 8)                      $(0.03)  $ (0.16)  $(0.10)  $ (0.38)
                                          =====    ======    =====    ======
 Earnings (loss) per share
   - diluted (Note 8):                   $(0.03)  $ (0.16)  $(0.10)  $ (0.38)
                                          =====    ======    =====    ======


           See notes to consolidated condensed financial statements.

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